FLORHAM CONSULTING CORP.
845 Third Avenue, 6th Floor
New York, New York 10022

May 24, 2010

Via Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Accountant
Accounting Group - Interpretations
100 F Street N.E.
Washington, DC 20549

Re: **Florham Consulting Corp.**

Ladies and Gentlemen:

On behalf of Florham Consulting Corp., a Delaware corporation (the "Company"), we submit this letter for confidential review by the staff of the Office of the Chief Accountant, Accounting Group – Interpretations (the "Staff"), of the Securities and Exchange Commission (the "SEC"), for purposes of requesting relief from the requirements of Section (b)(8) of Item 14 of Schedule 14A and Item 301 of Regulation S-K, which requires that a registrant provide selected financial data in comparative columnar format for each of the last five fiscal years.

The Company hereby requests such relief solely for Valley Anesthesia Educational Programs, Inc., an Iowa corporation ("Valley"). On August 20, 2009, Educational Investors, Inc., ("EII") through its newly formed acquisition subsidiary, Valley Anesthesia, Inc. ("VAI"), purchased certain assets and assumed certain liabilities and operations of Valley. As a result, VAI is one of the subsidiaries of the Company that was acquired on December 31, 2009 upon consummation of the Reverse Merger (as defined below). For the reasons set forth herein, the Company believes that it is impossible for it to provide the selected financial data information for Valley for its fiscal years ended in 2005 and 2006.

Transaction Background

Agreement and Plan of Merger

On December 16, 2009, the Company executed an agreement and plan of merger (the "Merger Agreement") with EII Acquisition Corp. (a newly formed acquisition subsidiary of the Company) ("Mergerco"), EII and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the "EII Securityholders") pursuant to which Mergerco was merged with and into EII, with EII as the surviving corporation of the merger, as a result of which EII became a wholly-owned subsidiary of the Company (the "Reverse Merger"). Under the terms of the Merger Agreement, the EII Securityholders received (i) an aggregate of 6,000,000 shares of Company common stock, (ii) options to acquire 2,558,968 additional shares of Company common stock, 50% of which have an initial exercise price of $0.41 per share and 50% of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the Merger Agreement, and (iii) 250,000 shares of the Company's Series A Preferred Stock, with each share of Series A Preferred Stock automatically convertible into 49.11333 shares of common stock upon the filing by the Company of an amendment to its certificate of incorporation which increases the authorized shares of Company common stock to 50,000,000.

The closing of the transactions contemplated by the Merger Agreement was subject to a number of conditions including, without limitation, completion of due diligence, approval of the Merger Agreement by the Boards of Directors of EII and the Company and the prior or simultaneous closing of the acquisition of Training Direct, LLC (as discussed below). Pursuant to the corporate laws of the State of Delaware, the approval of the Company's shareholders was not required as a condition to the valid consummation of the Reverse Merger. Accordingly, on December 31, 2009, the parties to the Merger Agreement deemed all closing conditions to be satisfied and the Reverse Merger was consummated. As a result of the Reverse Merger, the Company believes it is no longer a shell corporation as that term is defined in Rule 405 of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

At the closing of the Reverse Merger, the Company's sole officer resigned and Joseph Bianco was appointed as Chief Executive Officer, Anil Narang was appointed as President and Chief Operating Officer, and Kellis Veach was appointed as Chief Financial Officer and Secretary. In addition, the Company's sole director resigned and Joseph Bianco, Anil Narang, Dov Perlysky, Howard Spindel and David Cohen were appointed as the Company's directors, with such resignation and appointments effective on January 22, 2010, representing the tenth day after mailing of the Company's Schedule 14f-1 Information Statement to shareholders of record.

Acquisition of Training Direct, LLC

On December 16, 2009, EII entered into an interest purchase agreement (the "Purchase Agreement") with the members of Training Direct, LLC, a Connecticut limited liability company ("Training Direct" or "TDI"). Under the terms of the Purchase Agreement, EII acquired all outstanding membership interests of TDI in exchange for (a) $200,000 cash, (b) shares of Company common stock having a deemed value of $600,000 (the "Acquisition Shares"), with such number of Acquisition Shares to be determined by dividing $600,000 by the "Discounted VWAP" (as defined below) for the 20 "Trading Days" (as defined below) immediately following the consummation of the Reverse Merger, and (c) shares of Company common stock having a deemed value of $300,000 (the "Escrow Shares"), with such number of Escrow Shares to be determined by dividing $300,000 by the Discounted VWAP for the 20 Trading Days immediately following the consummation of the Reverse Merger. The Escrow Shares are being held in escrow and released therefrom as provided in the Purchase Agreement. "Discounted VWAP" is defined in the Purchase Agreement as 70% of the "VWAP" of the Company's common stock, but in no event less than $0.40 per share. "VWAP" is defined in the Purchase Agreement as a fraction, the numerator of which is the sum of the product of (i) the closing trading price for the Company's common stock on the applicable national securities exchange on each Trading Day of the 20 Trading Days following the consummation of the Reverse Merger, and (ii) the volume of the Company's common stock on the applicable national securities exchange for each such day and the denominator of which is the total volume of the Company's common stock on the applicable national securities exchange during such twenty day period, each as reported by Bloomberg Reporting Service or other recognized market price reporting service. "Trading Day" is defined in the Purchase Agreement as any day on which the New York Stock Exchange or other national securities exchange on which the Company's common stock trades is open for trading. The Discounted VWAP for the twenty Trading Days after the effective date of the Reverse Merger was $1.67. Accordingly, on March 3, 2010 the Company issued an aggregate of 359,281 Acquisition Shares and 179,641 Escrow Shares.

The closing of the Purchase Agreement was subject to a number of conditions including, without limitation, approval of the change of ownership of Training Direct by the Connecticut Department of

Higher Education, the consummation of the Reverse Merger, and execution of a certain employment agreement and consulting agreement. On December 31, 2009, the parties to the Purchase Agreement deemed all closing conditions to be satisfied and accordingly, the purchase and sale of the Training Direct membership interests was consummated simultaneous with the Reverse Merger.

The following diagrams sets forth the Company's corporate structure, both before and after giving effect to consummation of the transactions contemplated by the Reverse Merger and the TDI acquisition described herein.

Before Merger Agreement and
Purchase Agreement

After Merger Agreement and
Purchase Agreement




(1) We intend to change our corporate name to "Oak Tree Educational Partners, Inc."

(2) Effective August 20, 2009, Valley Anesthesia, Inc. purchased certain assets and assumed certain liabilities and operations of Valley Anesthesia Educational Programs, Inc. for an aggregate purchase price of $3,838,215, plus certain contingent payments which are subject to the achievement of predetermined operating milestones.

Corporate History

Prior to the Reverse Merger, the Company was an Internet professional services firm. In 2006, the Company entered into its first Internet consulting agreement and since then completed web design and project work for another five clients located in New York. For the three and nine months ended September 30, 2009, the Company had consulting revenues of $2,900 and $7,550, respectively, as compared to $4,550 and $11,700 respectively, for the three and nine months ended September 30, 2008. The decreases in the 2009 periods were due to fewer projects completed for new and existing clients.

In 2009, the Company's sole officer and director determined that there was inadequate demand for the Company's consulting services and sought to redirect its focus to acquiring a growing operating business. On December 31, 2009, the Company consummated the Reverse Merger with EII simultaneous with EII's acquisition of TDI.

Current Business Operations

EII

EII was incorporated in the State of Delaware on July 20, 2009 for the purpose of acquiring vocational, training and technical schools, with an initial emphasis on the health care and medical industries. EII's wholly-owned subsidiary, Valley Anesthesia, Inc., was incorporated on July 15, 2009 in the State of Delaware. Effective August 20, 2009, Valley, Inc. purchased certain assets and assumed certain liabilities and operations of Valley Anesthesia Educational Programs, Inc., an Iowa corporation ("Valley"), for an aggregate purchase price of $3,838,215, plus certain contingent payments which are subject to the achievement of predetermined operating milestones.

Valley

Through Valley, EII provides comprehensive review and update courses and study materials that aid Student Registered Nurse Anesthetists ("SRNA") and Graduate Registered Nurse Anesthetists ("GRNA") in preparation for the National Certifying Exam ("NCE") throughout the continental United States.

Valley's principal service is a three-day comprehensive review and update course designed to prepare SRNAs for the NCE. Valley also offers a 600-page basic manual. Additionally, Valley offers MemoryMaster™, which is a collection of approximately 4,000 questions and answers designed to further assist its students in preparation for the NCE. Valley presented 10 courses in 2007, 11 courses in 2008 and 12 courses in 2009. In addition, Valley has 13 courses scheduled for 2010.

Valley's revenue is currently generated from three sources: (i) seminars, (ii) manuals, and (iii) MemoryMaster™. In addition, Valley anticipates that there will be a fourth revenue source beginning in 2010, which is from on-line practice examinations that management expects to launch in the second quarter of 2010.

Training Direct

Training Direct, LLC, was organized as a limited liability company in the State of Connecticut on January 7, 2004. TDI provides "distance learning" and "residential training" educational programs for students to become eligible for entry-level employment in a variety of fields and industries. Training Direct strives to assist those who may not have realized their full potential in the workplace by finding such individuals a new career direction and assisting in progressing their learning skills necessary to reach their earning and personal development possibilities and goals. Training Direct maintains licenses from the Connecticut Commissioner of Higher Education, the Connecticut Department of Health Services and the National Health Career Association, and is an Eligible Training Provider under the Workforce Investment Act. Such licenses require that Training Direct have a competent faculty, offer educationally sound and up-to-date courses and course materials, and be subject to inspections and approvals by outside examining committees.

Information Statement on Schedule 14C

Pursuant to the Merger Agreement, the Company agreed to obtain the requisite approval of its shareholders, and file and mail to its shareholders of record an Information Statement on Schedule 14C (the "14C"), for purposes of providing notice to such shareholders that the Company's Board of Directors and the holders of a majority of the Company's outstanding shares of common stock have executed and delivered written consents to: (i) effect the Name Change, (ii) amend and restate the Company's

Certificate of Incorporation to increase the number of authorized shares of Company common stock to 50,000,000 shares (the "Share Capital Increase"); and (iii) adopt the Company's 2009 Stock Incentive Plan (the "2009 Plan").

The Company's Board of Directors, by written consent dated as of May 19, 2010, approved of the Name Change; shareholders owning 89.5% of the Company's outstanding shares of common stock approved the Name Change by written consent on May 19, 2010. In addition, the Company's Board of Directors, by written consent dated as of December 23, 2009, approved of the Share Capital Increase and the 2009 Plan; shareholders owning 89.5% of the Company's outstanding shares of common stock approved the Share Capital Increase and the 2009 Plan by written consent on May 19, 2010.

The Company filed its Preliminary 14C with the SEC on January 12, 2010, and in response to comments received from the SEC's Division of Corporate Finance, filed amendments 1 through 3 to the Preliminary 14C on January 26, 2010, February 5, 2010, and April 21, 2010, respectively.

Pursuant to the most recent comment letter from the SEC's Division of Corporate Finance dated as of May 11, 2010, the Company intends to further amend its Preliminary 14C to include disclosure, both prior to and after the Reverse Merger, in accordance with Items 13 and 14 of Schedule 14A, for the Company and each of the target companies set forth above.

The Company is able, without unreasonable cost or expense, to provide selected historical financial information in comparative columnar format in accordance with Section (b)(8) of Item 14 of Schedule 14A and Item 301 of Regulation S-K for:

• Florham Consulting Corp. and Subsidiaries as of March 31, 2010 and for the three months then ended (unaudited), as of December 31, 2009 and for the fiscal year then ended (audited), which includes the results of operations of Educational Investors, Inc. from July 20, 2009, the date of inception, and results of operations of Valley Anesthesia, Inc. from August 20, 2009, the date of purchase of certain assets and operations of Valley Anesthesia Educational Programs, Inc. through December 31, 2009;

• Balance sheet data of Florham Consulting Corp. as of December 31, 2008, 2007, 2006 and 2005, and the statements of operations data of Florham Consulting Corp. for the years ended December 31, 2008, 2007 and 2006, and for the period from February 9, 2005 (inception) through December 31, 2005;

• Audited balance sheet and statement of operations data of Training Direct, LLC for the five years ended December 31, 2009; and

• Unaudited balance sheet and statement of operations data of Valley Anesthesia Educational Programs, Inc. as of August 31, 2009 and for the eight months then ended (unaudited) and for the years ended December 31, 2008 and 2007 (audited).

Request for Relief from the Requirements of Section (b)(8) of Item 14 of Schedule 14A and Item 301 of Regulation S-K for Valley

Hodgson Russ LLP, corporate and securities counsel to the Company and Mr. Kellis Veach, Chief Financial Officer of the Company, engaged in conversations with Ms. Stacie Gorman of the SEC's Division of Corporate Finance during the week of May 17, 2010 pursuant to which we advised Ms. Gorman that the Company would not be able to provide selected historical financial information for Valley for the 2006 and 2005 fiscal years for the following reasons:

Prior to the Reverse Merger:

- Valley was a private company with two shareholders, who were also the management of the company;

- Valley elected to be taxed as a Sub S corporation and historically reported its financial statements on a cash basis;

- Valley had no debt or other legal requirements to produce audited financial statements in accordance with generally accepted accounting principles for the 2006 and 2005 fiscal years;

- Valley did not prepare accrual basis financial statements for the 2006 and 2005 fiscal years;

- Valley contracted for a new accounting and computer system (the "System") in 2005 to provide for recording revenue from student enrollments and the sale of manuals and MemoryMaster™. This System was completed during the 2006 fiscal year. However, Valley did not retroactively populate the System with accounting or financial information for that year or the prior year;

- The System has an eCommerce interface with Authorize.net, the gateway for processing credit card and eCheck transactions, and the source of information that would be required;

- Authorize.net only maintains information for a period of three years (2007 through 2009);

- The vast majority of Valley's transactions are by credit card and eCheck; and

- There are in excess of 2,000 transactions each year and the manual re-creation of the information for fiscal 2005 and 2006 is impossible.

Based upon the foregoing, it is impossible for the Company to provide selected historical financial information for Valley covering the 2006 and 2005 fiscal years in accordance with Section (b)(8) of Item 14 of Schedule 14A and Item 301 of Regulation S-K. The Company has no alternative than to provide such selected historical financial information for Valley covering only the 2009, 2008 and 2007 fiscal years.

Accordingly, the Company respectfully requests that the Staff grant relief from the requirements of Item 301 of Regulation S-K to provide selected historical financial information for Valley for the 2006 and 2005 fiscal years.

Should any member of the Staff have any questions or comments concerning this submission, or desire any information or clarification in respect of this submission, please do not hesitate to contact the undersigned at (561) 218-3177 or Stephen A. Weiss, Esq. of Hodgson Russ LLP, corporate and securities counsel to the Company, at (212) 751-4300.

Thank you for your anticipated prompt response to our request.

Very truly yours,

FLORHAM CONSULTING CORP.

By: _____
          Kellis Veach
          Chief Financial Officer

cc: Division of Corporate Finance, Securities and Exchange Commission
    Joseph J. Bianco, CEO, Florham Consulting Corp.
    Anil Narang, President and COO, Florham Consulting Corp.
    Joseph Serra, Raich Ende Malter & Co., LLP
    Glen Malings, Raich Ende Malter & Co., LLP
    Stephen A. Weiss, Esq., Hodgson Russ LLP

057638/00000 Business 7512434v3